Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

Itaú Unibanco Holding S.A. (“Company”), in accordance with the provision in Article 157, paragraph 4 of Law No. 6,404/76, and in Instruction No. 358/02 of the Comissão de Valores Mobiliários (“CVM”), informs its stockholders and the market in general that, earlier today, it entered into a term of commitment with Fundação Antônio e Helena Zerrenner – Instituição Nacional de Beneficência (“FAHZ”) for participation in an auction for the purchase and sale of common shares issued by the Company. FAHZ wishes to sell, by means of an auction, under the terms of CVM Instruction No. 168/91, a total of 31,793,134 common shares issued by the Company traded on B3 - Brasil, Bolsa, Balcão, which corresponds to a portion of its position in this type of share, and the Company is interested in participating in this auction to buy its own common shares in the scope of its stock buyback program approved at the meeting of the Board of Directors held on August 31, 2017.

Therefore, the Company undertakes to participate in the aforementioned auction for the acquisition of its own shares for the maximum price of R$37.00 per share, in accordance with Article 3, paragraph 3, and Article 7, item II, of CVM Instruction No. 567/15, totaling the maximum amount of R$ 1,176,345,958.00 should the totality of the 31,793,134 common shares be acquired by the Company. The auction will take place in accordance with CVM Instruction No. 168/91 and, therefore, other interested entities may take part in the above mentioned auction.

The main purpose of the process of acquisition, by the Company, of its own common shares is to maximize the allocation of capital by means of the efficient investment of the resources available. Immediately after the acquisition, these shares will be cancelled. The cancellation will be submitted to ratification by the Board of Directors at the meeting which will take place on December 15, 2017.

Finally, the Company was informed by Mr. Pedro Moreira Salles that he and other members of the Moreira Salles family that make up the Company’s controlling group also entered into a term of commitment for participation in an auction for the purchase and sale of common shares issued by the Company in another possible auction. If, in fact, there are acquisitions of shares by both the Company and members of the Moreira Salles family, or by an officer or member of the Board of Directors of the Company, the trading operations will comply with the provision in Article 13, paragraph 3, of CVM Instruction No. 358/02 and will be duly reported in the monthly trading report under the terms of Article 11 and paragraphs of CVM Instruction 358/02.

São Paulo-SP, December 13, 2017.

Alexsandro Broedel Lopes

Group Executive Finance Director and Investor Relations Officer